Intrepid Capital Management Funds Trust
1400 Marsh Landing Parkway, Suite 106
Jacksonville Beach, Florida 32250

April 4, 2017

VIA EDGAR TRANSMISSION

Mr. Tony Burak
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Intrepid Capital Management Funds Trust (the "Trust") Securities Act Registration No.: 333-118634
Investment Company Registration No.: 811-21625

Dear Mr. Burak:

This correspondence is submitted in response to comments provided by you via telephone to Rachel Spearo of U.S. Bancorp Fund Services, LLC, the Trust's administrator, on March 13, 2017. The comments concern the Trust's annual report for the period ended September 30, 2016 filed by the Trust on behalf of its series (each, a "Fund," and collectively, the "Funds") with the U.S. Securities and Exchange Commission (the "SEC") on Form N‑SAR on November 28, 2016 (the "Annual Report"), and on Form N‑CSR on December 1, 2016 (the "Shareholder Report").

For your convenience in reviewing the Trust's response, your comment is included in bold typeface immediately followed by the Trust's response.

The Trust's responses to your comments are as follows:

General Comments

1.
Staff Comment: The Staff notes that the Report of the Independent Registered Public Accounting Firm filed with the Annual Report on Form N-SAR on November 28, 2016 is not signed and does not include the city and state.  The Staff requests that the Trust file an amendment to the Annual Report on Form N‑SAR to include a signed copy of the accountant's report that includes the city and state.

Response:  On April 3, 2017 the Trust filed an amendment to the Annual Report which includes a copy of the Report of the Independent Registered Public Accounting Firm that is signed and includes the city and state.

2.
Staff Comment:  With respect to the Shareholder Report, the Staff notes the management's discussion of fund performance ("MDFP") for each Fund focuses mainly on performance for the three-month period ended September 30, 2016.  In future shareholder reports, the MDFP should address the factors that affected each Fund's performance for the entire fiscal year covered by the report.

Response:  The Trust responds by undertaking to make the requested revision in future reports.

3.
Staff Comment:  With respect to the Statement of Operations for the Intrepid Disciplined Value Fund in the Shareholder Report, the Staff notes that the Fund has a 0.25% Rule 12b-1 distribution fee payable by Investor Class shareholders, but did not report any Rule 12b-1 expenses for the fiscal year ended September 30, 2016.  Please explain.

Response:  While the Intrepid Disciplined Value Fund has a 0.25% Rule 12b-1 plan to pay for distribution and service related expenses, due to a substantial decrease in the amount of expenses incurred in fiscal year ended September 30, 2016, the Fund did not need to recognize any related expenses as the beginning of year payable balance was sufficient to cover those costs.

4.
Staff Comment:  With respect to Note 2 in the Notes to Financial Statements in the Shareholder Report, the Staff notes the disclosures related to the Intrepid Select Fund's use of options do not include the average volume of options activity during the year.  Please include this disclosure in future reports.

Response:  The Trust responds by undertaking to make the requested revision in future reports.

5.
Staff Comment:  With respect to Note 2 in the Notes to Financial Statements in the Shareholder Report, the Staff notes the disclosure regarding forward currency contracts should also include the effect on the statements of assets and liabilities, pursuant to ASC 815.  Please include this disclosure in future reports.

Response:  The Trust responds respectfully by noting the Trust has already included this disclosure, as shown on pages 92, 93, 94 or on page 97 of the Shareholder Report.

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If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5208.

Sincerely,

/s/ Mark F. Travis
Mark F. Travis
President